Television Broadcasts Limited
電視廣播有限公司

10 January 2008

SUPPL

The U.S. Securities & Exchange Commission
Office of International Corporate Fina[redacted]
450 Fifth Street, N.W.
Mail Stop 3-9
Washington D.C. 20549-1004
U.S.A.

08000427

ISSUER: ***TELEVISION BROADCASTS LIMITED***
FILE NO. 82-1072

Dear Sirs,

TELEVISION BROADCASTS LIMITED -
Circular on Discloseable Transaction – Acquisition of Property

Enclosed please find a copy of the captioned circular which was desptached to the Shareholders and published on our corporate website and the website of the Stock Exchange of Hong Kong Limited on 10 January 2008 for your retention.

Yours faithfully,

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

Adrian Mak
Company Secretary

dlw 1/29

TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong Telephone: (852) 2335-2288 Telex: 43596 TVB HX Fax: (852) 2358-1337
香港九龍將軍澳工業邨駿才街七十七號電視廣播城 電話：(852) 2335-2288 電訊：43596 TVB HX 圖文傳真：(852) 2358-1337

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Television Broadcasts Limited, you should hand in this circular to the purchaser or transferee or to the bank, the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee at once.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

DISCLOSEABLE TRANSACTION

ACQUISITION OF PROPERTY

10 January 2008

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition"	the acquisition of the Property by Liann Yee from Gala TV pursuant to the S & P Agreement
"Bank"	The Shanghai Commercial and Savings Bank, Ltd., a licensed bank in Taiwan
"Building and Facilities"	the entire "New construction of Block B of the Gala TV Corporation Neihu Headquarters" with building permit referenced Taipei City 92 Jian Zi No.024 and a total registrable area of 8,110.22 pings (approximately 26,780 square meters) together with the facilities to be installed therein according to the specifications attached to the S & P Agreement
"Board"	the board of Directors
"Company"	Television Broadcasts Limited, a company incorporated under the laws of Hong Kong with limited liability, the Shares of which are listed on the Main Board of the Stock Exchange
"Directors"	means the directors of the Company
"Gala TV"	Gala TV Corporation, a company incorporated under the laws of Taiwan with limited liability
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Land"	Lot 107, Subsection 4, Xihu Section, Neihu District, Taipei, Taiwan with an area of 3,375.96 square meters
"Latest Practicable Date"	8 January 2008, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information herein
"Liann Yee"	Liann Yee Production Company Limited, an indirect wholly-owned subsidiary of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"NT$"	New Taiwan dollars, the lawful currency of Taiwan
"Property"	the Land and the Building and Facilities to be built thereon

"S & P Agreement"	the sale and purchase agreement dated 21 December 2007 and entered into between Liann Yee as purchaser and Gala TV as vendor in relation to the Acquisition
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shares"	the issued ordinary shares of the Company of HK$0.05 each
"Shareholders"	the holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	percent

For the purpose of illustration only, amounts denominated in NT$ have been translated into HK$ at the rate of NT$1 = HK$0.24. Such translation should not be construed as a representation that the amounts in question have been, could have been or may be converted at any particular rate or at all.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

Directors:

Executive Directors:

Sir Run Run SHAW, G.B.M. *(Executive Chairman)*
Dr. Norman LEUNG Nai Pang, G.B.S., LL.D., J.P.
(Executive Deputy Chairman)
Mona FONG
(Deputy Chairperson and Acting Managing Director)

Non-executive Directors:

Dr. CHOW Yei Ching, G.B.S.
Christina LEE Look Ngan Kwan
Kevin LO Chung Ping

Independent Non-executive Directors:

Edward CHENG Wai Sun, S.B.S., J.P.
Chien LEE
Dr. LI Dak Sum, DSSc. (Hon.), J.P.
Gordon SIU Kwing Chue, G.B.S., J.P.
Robert SZE Tsai To

Alternate Director:

Anthony LEE Hsien Pin
(Alternate Director to Christina Lee Look Ngan Kwan)

Registered office and principal place of business:

TVB City
77 Chun Choi Street
Tseung Kwan O Industrial Estate
Kowloon
Hong Kong

10 January 2008

To the Shareholders

Dear Sirs,

DISCLOSEABLE TRANSACTION
ACQUISITION OF PROPERTY

INTRODUCTION

Reference is made to the announcement issued by the Company on 21 December 2007, announcing that Liann Yee, an indirect wholly-owned subsidiary of the Company, had entered into the S & P Agreement for the acquisition of the Property from Gala TV on 21 December 2007 at a total consideration of NT$2,598,000,000 (approximately HK$623,520,000) exclusive of business tax.

The Acquisition constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. This circular has been prepared to provide further information on the Acquisition.

S & P AGREEMENT

Date: 21 December 2007

Parties: *Vendor:*
Gala TV, a company incorporated under the laws of Taiwan with limited liability

Purchaser:
Liann Yee, an indirect wholly-owned subsidiary of the Company incorporated under the laws of Taiwan with limited liability

The Property

The Property consists of the Land and Building and Facilities at Lot 107, Subsection 4, Xihu Section, Neihu District, Taipei, Taiwan. The Building and Facilities are currently being built on the Land and are expected to be completed on or before 31 January 2008. The title deeds and building tax registration number are expected to be obtained on or before 31 March 2008. Delivery of possession of the Property shall take place within six months after occupation permit is obtained and completion of the Building and Facilities in accordance with the terms of the S & P Agreement.

Consideration and Payment Terms

The total consideration for the Property is NT$2,598,000,000 (approximately HK$623,520,000) exclusive of business tax, which comprises an amount of NT$1,124,100,000 (approximately HK$269,784,000) representing approximately 43.3% of the total consideration for the Land and an amount of NT$1,473,900,000 (approximately HK$353,736,000) representing approximately 56.7% of the total consideration for the Building and Facilities.

Liann Yee is also required to pay, via Gala TV, business tax at 5% on the price of the Building and Facilities in the sum of NT$73,695,000 (approximately HK$17,686,800).

The total consideration is payable in cash in the following manner by four installments:

(a) NT$259,800,000 (approximately HK$62,352,000) representing 10% of the total consideration, was paid on signing of the S & P Agreement;

(b) NT$259,800,000 (approximately HK$62,352,000) representing 10% of the total consideration, is payable upon delivery of the title deeds of the Property and building tax registration number by Gala TV to Liann Yee's land conveyancer, which delivery shall not be later than 5 April 2008;

(c) NT$2,026,440,000 (approximately HK$486,345,600) representing 78% of the total consideration, is payable after payment of the relevant taxes by the respective parties, the delivery of documents for completion of the conveyance of titles of the Property to Liann Yee and within five working days after the Property has been mortgaged to Liann Yee's mortgagee bank. The third installment shall be paid directly to the Bank, the existing mortgagee of the Property, for release of the existing mortgage. Gala TV currently owes the Bank the principal sum of NT$880,000,000 (approximately HK$211,200,000) which is less than the amount of the third installment payable by Liann Yee. The excess amount of the third installment payment after deduction of the outstanding loan and interest paid to the Bank shall be paid to Gala TV after release of the mortgage;

(d) the remaining balance of NT$51,960,000 (approximately HK$12,470,400) representing 2% of the total consideration, is payable after delivery of possession of the Property to Liann Yee pursuant to the terms of the S & P Agreement.

If there is any delay on the part of Gala TV in completing the Building and Facilities, or in obtaining the title deeds or conveyance instrument or delivery of possession of the Property, Gala TV shall pay liquidated damages at NT$270,000 (approximately HK$64,800) for each day of delay.

The total amount of the consideration for the Property will be funded by internal resources of the Group and by way of a bank loan from a licensed bank in Taiwan in the sum of NT$1,818,600,000 (approximately HK$436,464,000) representing 70% of the total consideration. The Property shall be charged to such licensed bank by way of a first mortgage as security.

Whilst the effect of the Acquisition will not have a material effect on the earnings of the Group, it will introduce substantial interests in Land, and Property, Plant and Equipment under Non-Current Assets on the Group's balance sheet totalling approximately HK$623,520,000 upon transfer of title. Further, as the Group does not at present have any borrowing from banks, financing the Acquisition using a bank loan will introduce gearing into the Group's balance sheet up to about 9.3%.

Basis of Consideration

The consideration for the Property has been determined after arm's length negotiations between Gala TV and Liann Yee, by reference to the market value of the properties in the vicinity of the Property.

The Directors consider that the terms of the Acquisition are on normal commercial terms and are fair and reasonable, and are in the interests of the Group and the Shareholders as a whole.

REASONS FOR THE ACQUISITION

Liann Yee is principally engaged in the business of television programmes production, television channel transmission and operation in Taiwan. It commenced business on 28 September 1993 and has since been expanding its business operation. It is now running three 24 hours cable television channels and one satellite television channel.

Liann Yee currently operates on five floors of self-owned premises on Bade Road, Taipei, as well as on several leased premises at different locations. Amongst the leased premises is Liann Yee's main studio facilities of around 8,370 square meters located at No.72, Chong-Yang Road, Nan Kong District, Taipei. Lease for the Nan Kong studio will expire in early 2011, with an option for early termination by Liann Yee. It is certain that the lease will not be renewed by the landlord thereof. In addition, the present premises offer Liann Yee very limited room for growth. Liann Yee intends to relocate all of its offices and major operations from various premises to the Property so as to centralise its business operations in Taiwan.

The Directors consider that it is in the interests of Liann Yee to secure a permanent base, especially regarding studio facilities, so as to enhance its operation and to cope with its future expansion in Taiwan. The Property will fit the requirements of Liann Yee and represents a good opportunity for Liann Yee to establish a permanent base in Taiwan.

INFORMATION AND PRINCIPAL ACTIVITIES OF THE GROUP, LIANN YEE AND GALA TV

The Group is principally engaged in television broadcasting, programme licensing and production, magazine publication and other broadcasting related activities.

Liann Yee is principally engaged in the business of television programmes production, television channel transmission and operation in Taiwan.

Gala TV is a television operator in Taiwan producing video programmes and operating cable television channels in Taiwan. To the best of the Directors' knowledge, information and belief and having made all reasonable enquiries, Gala TV and its ultimate beneficial owners are third parties independent of the Group and connected persons of the Group.

GENERAL

The Acquisition constitutes a discloseable transaction for the Company under the Listing Rules.

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
For and on behalf of the Board
Sir Run Run Shaw
Executive Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests or short positions of the Directors and the chief executive of the Company in the Shares, underlying Shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO), (a) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) which were required pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) which were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange (together, "**Discloseable Interests**") were as follows:

	No. of Shares				
	Personal interests	Family interests	Corporate interests	Total	Approximate percentage of issued share capital
Sir Run Run Shaw	–	1,146,000#	141,174,828 *(a)	142,320,828	32.49%
Mona Fong	1,146,000#	–	–	1,146,000	0.26%
Christina Lee Look Ngan Kwan	602,144	–	16,701,000 (b)	17,303,144	3.95%
Chien Lee	400,000	–	–	400,000	0.09%
Dr. Li Dak Sum	–	–	300,000 (c)	300,000	0.07%
Dr. Chow Yei Ching	100,000	–	–	100,000	0.02%

Duplication of shareholdings occurred between parties # shown above and between parties * shown above and below under "Substantial Shareholders".

Note:

(a) 113,888,628 Shares were held by Shaw Brothers (Hong Kong) Limited and 27,286,200 Shares were held by The Shaw Foundation Hong Kong Limited, in which companies Shaw Holdings Inc. holds 74.58% and 100% equity interests respectively. Sir Run Run Shaw exerts 100% control over Shaw Holdings Inc. through The Sir Run Run Shaw Charitable Trust.

(b) 10,377,000 Shares were held by Trio Investment Corporation S.A., 1,581,000 Shares were held by Crystal Investments Limited, 3,162,000 Shares were held by Compass Inc. and 1,581,000 Shares were held by Bonus Inc. and, in respect of such shares only, directors of these companies are all accustomed to act in accordance with the directions of Mrs. Christina Lee Look Ngan Kwan.

(c) The Shares were held by Roxy Property Investment Co. Ltd. in which Dr. Li Dak Sum holds a 100% equity interests.

All the interests stated above represent long positions. Save as disclosed herein, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company had any Discloseable Interests.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the register of substantial shareholders maintained under Section 336 of the SFO showed that the Company had been notified of the following substantial Shareholders' interests (all being beneficial interests), being 5% or more of the Company's issued share capital.

Interests in the Company

Name of Shareholder	No. of Shares	Approximate percentage of issued share capital
Shaw Brothers (Hong Kong) Limited	113,888,628*	26.00%
The Shaw Foundation Hong Kong Limited	27,286,200*	6.23%
Marathon Asset Management	24,007,504(a)	5.48%
Matthews International Capital Management, LLC	21,923,833(a)	5.00%

Duplication of shareholdings occurred between parties* shown here and above under "Directors' Interests".

Note: (a) Interests were held in the capacity of investment manager.

All the interests stated above represent long positions. Save for the Shares referred to the above, no other person was recorded in the register kept pursuant to Section 336 of the SFO as having an interest or short positions in the Shares, underlying Shares or debentures of, the Company or any associated corporations (within the meaning of the SFO) which represented 5% or more of the issued share capital of the Company as at the Latest Practicable Date.

Interests in the subsidiaries of the Company

Name of subsidiary	Name of shareholder	Number of ordinary shares	Approximate percentage of issued share capital
Golden Star Video Library Sdn. Bhd.	Summer Merger Sdn Bhd.	1,900	19%
	Golden Star Video Sdn. Bhd.	3,000	30%
Toysters Animation International Ltd.	TTC Animation Licensing Incorporation	450	45%
TVB Publishing Holdings Limited	Measat Broadcast Network Systems (BVI) Limited	22,500,000	26.32%
TVB Publications Limited	Measat Broadcast Network Systems (BVI) Limited	5,264,000	26.32%
Art Limited	Measat Broadcast Network Systems (BVI) Limited	2,632	26.32%

4. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had an existing or proposed service contract with any member of the Group which is not determinable within one year without payment of compensation (other than statutory compensation).

5. COMPETING INTERESTS OF DIRECTORS AND ASSOCIATES

As at the Latest Practicable Date, none of the Directors or their respective associates (as defined in the Listing Rules) had any interest in a business which competes or may compete with the business of the Group (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

6. LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance were pending or threatened against any member of the Group.

7. GENERAL

(a) The secretary of the Company is Adrian MAK Yau Kee, FCA, FCPA who is also the qualified accountant of the Company.

(b) The share registrar of the Company is ComputerShare Hong Kong Investor Services Limited whose registered office is at 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) The English language text of this document shall prevail over the Chinese language text.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或已轉讓名下所有電視廣播有限公司之股份，應立即將本通函轉交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

電視廣播有限公司

(於香港註冊成立之有限公司)

股份代號：511

須予披露交易
收購物業

二零零八年一月十日

目 錄

頁次

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「收購事項」	指	聯意根據買賣協議向八大電視收購該物業
「該銀行」	指	上海商業儲蓄銀行，其為台灣持牌銀行
「該樓宇及設施」	指	「八大電視股份有限公司內湖總部B座新建工程」建築物全棟，其建築許可證編號為台北市92建字第024號，登記總面積為8,110.22坪(約26,780平方米)，連同將會根據買賣協議之特別規格附表在此安裝之設施
「董事會」	指	董事會
「本公司」	指	電視廣播有限公司，根據香港法例註冊成立之有限公司，其股份在聯交所主板上市
「董事」	指	本公司之董事
「八大電視」	指	八大電視股份有限公司，根據台灣法例註冊成立之有限公司
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定幣值港元
「有關土地」	指	台灣台北市內湖區西湖段四小段107地號土地，面積3,375.96平方米
「最後可行日期」	指	二零零八年一月八日，即本通函付印前為確定當中所載若干資料之最後可行日期
「聯意」	指	聯意製作股份有限公司，本公司之間接全資附屬公司
「上市規則」	指	聯交所證券上市規則
「新台幣」	指	台灣法定幣值新台幣
「該物業」	指	有關土地及將在有關土地上興建之該樓宇及設施

「買賣協議」	指	聯意(作為買方)與八大電視(作為賣方)於二零零七年十二月二十一日就收購事項而訂立之買賣協議
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司每股面值0.05港元之已發行普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「%」	指	百分比率

以新台幣定值之款額已按新台幣1元兑0.24港元之兑換率換算為港元，惟僅供説明用途。有關之換算不應當作表示有關款額已經、原本可以或將來可以或定可按任何兑換率兑換。

電視廣播有限公司

（於香港註冊成立之有限公司）

股份代號：511

董事：

執行董事：

邵逸夫爵士G.B.M.*（行政主席）*
梁乃鵬博士G.B.S., LL.D., J.P.*（副行政主席）*
方逸華*（副主席兼署理董事總經理）*

非執行董事：

周亦卿博士G.B.S.
利陸雁群
羅仲炳

獨立非執行董事：

鄭維新S.B.S., J.P.
利乾
李達三博士DSSc. (Hon.), J.P.
蕭炯柱G.B.S., J.P.
史習陶

替任董事：

利憲彬*（利陸雁群之替任董事）*

註冊辦事處及主要營業地點：

香港
九龍
將軍澳工業邨
駿才街七十七號
電視廣播城

敬啟者：

須予披露交易
收購物業

緒言

茲提述本公司於二零零七年十二月二十一日發表之公佈，藉此宣佈聯意（本公司之間接全資附屬公司）已於二零零七年十二月二十一日訂立買賣協議，向八大電視收購該物業，就此涉及之總代價為新台幣2,598,000,000元（約623,520,000港元），不包括營業稅。

根據上市規則第十四章，收購事項構成本公司之一項須予披露交易。編製本通函之目的乃在於提供有關收購事項之進一步資料。

買賣協議

日期： 二零零七年十二月二十一日

訂約方： *賣方：*

八大電視，其為一間根據台灣法例註冊成立之有限公司

買方：

聯意，其為一間根據台灣法例註冊成立之有限公司，亦為本公司之間接全資附屬公司

該物業

該物業包括位於台灣台北市內湖區西湖段四小段107地號之有關土地及在此興建之該樓宇及設施。該樓宇及設施現時正在有關土地上施工，預期將於二零零八年一月三十一日或之前落成。預期將會在二零零八年三月三十一日或之前取得有關之業權契據及房屋稅登記編號。該物業之移交接收手續將會在該樓宇及設施根據買賣協議之條款落成及取得使用執照之後六個月內辦妥。

代價及付款之條款

該物業之總代價為新台幣2,598,000,000元(約623,520,000港元)，不包括營業稅。有關之總代價包括一筆新台幣1,124,100,000元(約269,784,000港元)之有關土地價，相等於總代價約43.4%，另一筆新台幣1,473,900,000元(約353,736,000港元)之該樓宇及設施價，相等於總代價約56.7%。

聯意亦須透過八大電視支付營業稅新台幣73,695,000元(約17,686,800港元)，此乃按該樓宇及設施價格之5%計算。

總代價乃按下列方式以現金分四期支付：

(a) 新台幣259,800,000元(約62,352,000港元)，相等於總代價之10%，在簽署買賣協議時支付；

(b) 新台幣259,800,000元(約62,352,000港元)，相等於總代價之10%，在八大電視於二零零八年四月五日或之前向聯意之地政士交付該物業之業權契據及房屋稅登記編號時支付；

(c) 新台幣2,026,440,000元(約486,345,600港元)，相等於總代價之78%，須在有關各方支付相關稅項、聯意收到有關該物業之業權轉讓文件，而該物業亦已於聯意之按揭銀行辦妥按揭手續後五日之內支付。第三期款項將會直接存入該銀行(該物業現時按予該銀行)，以解除現時之按揭責任。八大電視現時結欠該銀行本金額新台幣880,000,000元(約211,200,000港元)，此款項較聯意將予支付之第三期款項為低。第三期款項減去結欠該銀行之未償還貸款及利息後所餘款額將會在解除有關之按揭責任後付予八大電視；

(d) 餘款新台幣51,960,000元(約12,470,400港元)，相等於總代價之2%，將會在該物業根據買賣協議之條款移交聯意之後支付。

倘八大電視在落成該樓宇及設施或在取得該物業之業權契據或有關之物業買賣轉讓文據或移交方面出現任何延誤，則八大電視須就有關延誤支付違約金，按每日新台幣270,000元(約64,800港元)計算。

該物業之總代價將會以本集團之內部資源與及向一家台灣持牌銀行取得之銀行貸款合共新台幣1,818,600,000元(約436,464,000港元)(相等於總代價之70%)支付。該物業將會以第一按揭之形式抵押予該間持牌銀行，作為有關款項之抵押品。

雖然收購事項不會對本集團之盈利造成任何重大影響，此舉在有關之業權轉讓後，將會在本集團之資產負債表上非流動資產項下的土地，和物業、器材及設備分項內列入大額的進賬合共約623,520,000港元。此外，由於本集團現時並無向任可銀行借款，而採用銀行貸款方式提供進行收購事項所需資金將會在本集團之資產負債表上反映資產負債比率約9.3%。

代價之基準

該物業之代價乃經八大電視與聯意參考該物業所在地點附近之物業市價後，經公平磋商而釐定。

董事認為收購事項之條款乃按一般商業條款訂定，誠屬公平合理，亦符合本集團及股東之整體利益。

進行收購事項之理由

聯意主要在台灣經營電視節目製作、電視頻道廣播及營運業務。聯意在一九九三年九月二十八日開始營業，自此以來一直擴充發展業務。現時經營三條二十四小時廣播的有線電視頻道及一條衛星電視頻道。

聯意現時在台北市八德路一幢物業其中五層自置樓經營業務，另外亦在台北市其他地點租用多項物業以經營業務。在聯意的各項租用物業當中，其主要的錄影廠設施(面積約共8,370平方米)位於台北市南港區重陽路72號。該南港錄影廠的租約將於二零一一年初到期，惟聯意有權提早終止租約。現時已確實肯定南港錄影廠之業主不會重續有關租約。此外，現時之錄影廠所提供之面積不足以供聯意作進一步之業務擴展。聯意有意把其所有辦事處及主要營運設施由各個不同物業遷往該物業，使聯意之台灣業務可在同一地點集中營運。

董事認為，購買一個永久的業務基地(尤其有關錄影廠設施)乃符合聯意之利益，因為此舉可以提升營運效率及配合聯意在台灣之未來發展方針。該物業將會合乎聯意之要求，實為聯意在台北設立永久業務基地之上佳機會。

本集團、聯意與八大電視之資料及主要業務

本集團主要從事電視廣播、節目發行及製作、雜誌出版及其他與廣播相關之業務。

聯意主要在台灣從事電視節目製作、電視頻道廣播及營運之業務。

八大電視乃一家台灣電視經營商，在台灣製作音像錄影節目及經營有線電視頻道。就董事在作出一切查詢後所確知、得悉及相信，八大電視及其最終實益擁有人均為獨立第三方，與本集團及本集團之關連人士概無任何關連。

一般事項

根據上市規則，收購事項構成本公司之一項須予披露交易。

務請　閣下留意本通函附錄所載之其他資料。

此致

列位股東　台照

承董事會命
邵逸夫爵士
行政主席
謹啟

二零零八年一月十日

1. 責任聲明

本通函乃遵照上市規則而刊載，旨在提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使其所載任何內容產生誤導。

2. 董事權益

於最後可行日期，各董事及本公司行政總裁在本公司或其任何相聯法團(定義見證券及期貨條例第十五部)之股份、相關股份及債券中，擁有並須：(a)根據證券及期貨條例第十五部第7及第8分部規定知會本公司及聯交所之權益或淡倉(包括彼等根據證券及期貨條例之有關條文被視作或當作擁有之權益及淡倉)；或(b)根據證券及期貨條例第352條須記錄於本公司按該條存置之登記冊內之權益或淡倉；或(c)根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益或淡倉(合稱「**須予披露權益**」)如下：

	個人權益	家族權益	公司權益	合計	佔已發行股本概約百分比
邵逸夫爵士	–	1,146,000#	141,174,828*(a)	142,320,828	32.49%
方逸華	1,146,000#	–	–	1,146,000	0.26%
利陸雁群	602,144	–	16,701,000 (b)	17,303,144	3.95%
利乾	400,000	–	–	400,000	0.09%
李達三博士	–	–	300,000 (c)	300,000	0.07%
周亦卿博士	100,000	–	–	100,000	0.02%

上述註有#號者之人士的股權重疊及上述註有*號者之人士與下文「主要股東」註有*號者之人士的股權重疊。

附註：

(a) 該批股份分別由邵氏兄弟(香港)有限公司持有113,888,628股及邵氏基金(香港)有限公司持有27,286,200股，而該兩間公司乃由邵逸夫爵士透過Shaw Holdings Inc.分別持有74.58%及100%股本權益。邵逸夫爵士透過邵逸夫慈善信託基金持有Shaw Holdings Inc.全部股本權益。

(b) 該批股份分別由Trio Investment Corporation S.A.持有10,377,000股、Crystal Investments Limited持有1,581,000股、Compass Inc.持有3,162,000股及Bonus Inc.持有1,581,000股。此等公司之董事(祇限於就本段所述之股份而言)慣於按照利陸雁群女士之指令行事。

(c) 該批股份由樂聲物業投資有限公司持有，而李達三博士持有該公司的全部股本權益。

上文所載全部權益均屬好倉。除本文所披露外，於最後可行日期，各董事或本公司之行政總裁概無擁有任何須予披露權益。

3. 主要股東

於最後可行日期，根據本公司遵照證券及期貨條例第336條之規定所存置之主要股東登記冊所示，本公司知悉有以下的主要股東權益(即本公司已發行股本5%或以上之權益)，全部均為實益擁有之權益。

於本公司之權益

股東名稱	股份數目	佔已發行股本概約百分比
邵氏兄弟(香港)有限公司	113,888,628*	26.00%
邵氏基金(香港)有限公司	27,286,200*	6.23%
Marathon Asset Management	24,007,504(a)	5.48%
Matthews International Capital Management, LLC	21,923,833(a)	5.00%

上述註有*號者之人士與上文「董事權益」註有*號者之人士的股權重疊。

附註： (a) 該等權益乃以投資經理的身份持有。

上文所載之全部權益均屬好倉。除上文所述之股份外，並無任何人士在本公司遵照證券及期貨條例第336條之規定所存置之主要股東登記冊內登記持有本公司或其任何相聯法團(定義見證券及期貨條例)之股份、相關股份或債券之權益或淡倉(就此而言，乃指本公司於最後可行日期之已發行股本5%或以上之權益)。

於本公司旗下附屬公司之權益

附屬公司名稱	股東名稱	普通股數目	佔已發行股本概約百分比
Golden Star Video Library Sdn. Bhd.	Summer Merger Sdn Bhd.	1,900	19%
	Golden Star Video Sdn. Bhd.	3,000	30%
Toysters Animation International Ltd.	TTC Animation Licensing Incorporation	450	45%
電視廣播出版(控股)有限公司	Measat Broadcast Network Systems (BVI) Limited	22,500,000	26.32%
電視廣播出版有限公司	Measat Broadcast Network Systems (BVI) Limited	5,264,000	26.32%
藝術有限公司	Measat Broadcast Network Systems (BVI) Limited	2,632	26.32%

4.　董事之服務合約

於最後可行日期，各董事概無與本集團任何成員公司訂立或擬訂立任何不可於一年內免付賠償(法定補償除外)予以終止之服務合約。

5.　董事及聯繫人士擁有之權益衝突

於最後可行日期，各董事或彼等各自之聯繫人士(定義見上市規則)概無擁有任何對本集團業務構成競爭或可能構成競爭之業務權益(倘董事各自為該等業務之控股股東，須根據上市規則第8.10條作出披露)。

6.　訴訟

於最後可行日期，本集團各成員公司概無涉及任何重大訴訟或索償，而就董事所知，本集團各成員公司亦無任何尚未了結或面臨重大訴訟或索償。

7.　一般事項

(a)　本公司之公司秘書為麥佑基，FCA, FCPA，彼亦為本公司合資格會計師。

(b) 本公司之股份過戶登記處為香港中央證券登記有限公司，註冊辦事處位於香港灣仔皇后大道東183號合和中心18樓。

(c) 本文件之中英文版本如有任何歧異，概以英文本為準。

END